UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No._____________ )*

                            W.P. Stewart & Co., Ltd.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   G84922 10 6
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (continued on the following 3 pages)

                                                               Page 2 of 4 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      WPS II, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, USA
--------------------------------------------------------------------------------
                   5.    SOLE VOTING POWER

                         19,630,557
 NUMBER OF         -------------------------------------------------------------
   SHARES          6.    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH           -------------------------------------------------------------
 REPORTING         7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 19,630,557
                   -------------------------------------------------------------
                   8.    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

      19,630,557
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      42.57%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
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                                                               Page 3 of 4 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

ITEM 1(a).  Name of Issuer

            W.P. Stewart & Co., Ltd.

ITEM 1(b).  Address of Issuer's Principal Executive Offices

            Trinity Hall
            43 Cedar Avenue
            P.O. Box HM 2905
            Hamilton HM LX
            Bermuda

ITEM 2(a).  Names of Persons Filing

            WPS II, Inc.

ITEM 2(b).  Address of principal business office

            527 Madison Avenue
            New York, NY 10022

ITEM 2(c).  Citizenship

            Delaware, USA

ITEM 2(d).  Title of Class of Securities

            Common Stock, $.001 par value

ITEM 2(e).  CUSIP Number

            G84922 10 6

ITEM 3.     Not Applicable

ITEM 4.     Ownership

      (a)   Amount Beneficially Owned:

            19,630,557

      (b)   Percent of Class:

            42.57%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  19,630,557

            (ii)  shared power to vote or to direct the vote

                  0

            (iii) sole power to dispose or to direct the disposition of

                  19,630,557

            (iv)  shared power to dispose or to direct the disposition of

                                                               Page 4 of 4 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            The Reporting Person is required to distribute to its shareholders on a pro rata basis any dividends or proceeds from the sale of any shares of the issuer. Trusts for which William P. Stewart, the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as Trustee own 37.8% of WPS II, Inc. Mr. Stewart disclaims beneficial ownership of shares owned by the trusts.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group

            Not Applicable

ITEM 9.     Notice of Dissolution of Group

            Not Applicable

ITEM 10.    Certification

            Not Applicable

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

                                   WPS, II, Inc.


                              By:  /s/ Rocco Macri
                                   ------------------------------
                                   Name: Rocco Macri
                                   Title: Chief Financial Officer